[LOGO GLOBAL ENTERTAINMENT
HOLDINGS/EQUITIES, INC.]
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                                                  WWW.GLOBALENTERTAINMENTINC.COM

September 27, 2005

Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, DC 20549

         Re: File No. 0-27637, Letter of September 15, 2005


Dear Ms. Collins:

         This correspondence is to address the items commented in your letter of September 15, 2005, with respect to our form 10-KSB and 10-KSB/A for Fiscal Year Ended December 31, 2004; our form 10-QSB for Fiscal Quarter Ended March 31, 2005 and our form 10-QSB for Fiscal Quarter Ended June 30, 2005. In accordance with your request, we acknowledge that the company is responsible for the adequacy and accuracy of the disclosure in our filings; that the staff comments or changes to disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to our filings; and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FORM 10-KSB/A FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
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NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND GENERAL MATTERS REVENUE
RECOGNITION, PAGE F-10
1. WITH REGARDS TO YOUR REVENUE RECOGNITION POLICY,
PLEASE EXPLAIN THE FOLLOWING:

- WE NOTE FROM YOUR DISCLOSURES IN NOTE 3 THAT REVENUE IS RECOGNIZED AS THE LICENSEE HAS EARNED REVENUES THROUGH THE USE OF YOUR SOFTWARE. PLEASE EXPLAIN AND ALSO DESCRIBE THE TERMS OF YOUR LICENSE ROYALTY AGREEMENTS. DO THESE AGREEMENTS HAVE ANY MINIMUM GUARANTEE PROVISIONS? ALSO, IDENTIFY ALL AUTHORITATIVE LITERATURE THAT YOU HAVE RELIED ON IN DEVELOPING YOUR REVENUE RECOGNITION POLICIES.

Response:

The only royalty based agreement the Company held in 2004, was with our primary licensee, Royal Combivac AVV. As the licensee earned revenue through the use of our software, we would receive a percentage, which was computed and paid to us on a monthly basis. With the exception of this licensee, all other software revenue was invoiced based on the number of users. The Company does not recognize any revenue in advance, but recognizes the revenue when earned over the term of the license. There were no minimum guarantee provisions. The primary authoritative literature relied on in

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GLOBAL ENTERTAINMENT HOLDINGS/EQUITIES, INC.     INFO@GLOBALENTERTAINMENTINC.COM
703 Waterford Way. Suite 690                              1+305.374.2036  -  tel
Miami, Florida 33126-4676                                  1+305.373.4668  - fax
developing our revenue recognition policies is AICPA Statement of Position 97-2, EITF 00-21 and contract accounting in general.

- ON PAGE 14 OF THE JUNE 30, 2005 FORM 10-Q [FORM 10-QSB] YOU INDICATE THAT THE COMPANY PROVIDES CONSULTING, TRAINING AND IMPLEMENTATION SERVICES AS WELL AS ONGOING CUSTOMER SUPPORT AND MAINTENANCE. TELL US HOW YOU ACCOUNT FOR SUCH SERVICES AND TELL US HOW YOU DETERMINED THAT THE COMPANY DOES NOT HAVE MULTIPLE ELEMENT ARRANGEMENTS.

Response:

Effective in 2005 for our primary licensee, we are compensated for the use of our software based on the number of users with a monthly minimum. We record revenue in accordance with the licensing agreement, which provides for the maintenance and licensing fees to be paid monthly over the term of the license. Other services, such as web hosting, bandwidth, consulting and implementation are separately billed on a monthly basis. Costs incurred for maintenance of the software are expensed as incurred which generally matches the revenue recognition period. Based upon our invoicing practices and the structure of our licensing agreements, we have determined that we do not have multiple element arrangements.

- WE NOTE THAT DURING FISCAL 2004, ONE CUSTOMER ACCOUNTED FOR APPROXIMATELY 90% OF THE COMPANY'S TOTAL REVENUES AND DURING THE SIX MONTHS ENDED JUNE 30, 2005, THIS CUSTOMER ACCOUNTED FOR 100% OF YOUR REVENUES. TELL US THE NAME OF THIS CUSTOMER AND TELL US WHETHER THERE ARE ANY RELATED PARTY INTERESTS BETWEEN THE COMPANY, ITS OFFICERS AND DIRECTORS AND THIS CUSTOMER.

Response:

The name of this customer in 2004 was Royal Combivac, AVV. During 2005, this customer changed its name to VIP Management Services, N.V. and was acquired by Leisure & Gaming, PLC. However, we have maintained this customer since 1997. There are no related party interests between our company, our officers and directors to this customer.

We trust that we have addressed the issues raised in the comment letter with the explanations above. Please contact the undersigned with any additional questions or concerns. Thank you.

Sincerely,

/s/ Clinton H. Snyder
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Clinton H. Snyder
Chief Financial Officer
Global Entertainment Holdings/Equities, Inc.

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GLOBAL ENTERTAINMENT HOLDINGS/EQUITIES, INC.     INFO@GLOBALENTERTAINMENTINC.COM
703 Waterford Way. Suite 690                              1+305.374.2036  -  tel
Miami, Florida 33126-4676                                  1+305.373.4668  - fax